Tompkins Financial Corporation S-3

EXHIBIT 12.1

Tompkins Financial Corporation
Fixed Charge Calculation

EARNINGS	2016	2015	2014	2013	2012	2011	2010	2009
a. Pre Tax Income	86,516	87,514	77,576	71,764	42,506	51,923	50,382	47,345
b. Fixed Charges	22,613	20,859	21,167	24,451	24,536	25,890	32,505	39,999
c. Amortization of Capitalized Interest
d. Distributed Income to Equity investees
e. Our Share of pre-tax losses
LESS:
a. Interest Capitalized
b. Preference Security dividend requirements of
consolidated subsidiaries

c. Minority interest in pre-tax income of
subsidiaries that have not incurred fixed charges
EARNINGS	109,129	108,373	98,743	96,215	67,042	77,813	82,887	87,344

FIXED CHARGES	2016	2015	2014	2013	2012	2011	2010	2009
Interest Expense	22,103	20,365	20,683	23,975	24,213	25,682	32,287	39,758

An Estimate of interest within Rental Expense	510	494	484	476	323	208	218	241
TOTAL FIXED CHARGES	22,613	20,859	21,167	24,451	24,536	25,890	32,505	39,999
FIXED CHARGES EXCLUDING DEPOSIT
INTEREST	11,900	10,408	10,086	11,686	12,304	12,803	14,828	15,788

Deposit Interest	10,713	10,451	11,081	12,765	12,232	13,087	17,677	24,211
CD’s > $100M	3,751	3,625	3,845	4,832	3,322	3,292	4,297	5,442
Other Deposits	6,962	6,826	7,236	7,933	8,910	9,795	13,380	18,769

Rent Expense	5,105	4,939	4,839	4,759	3,230	2,082	2,180	2,407
Interest Factor 10%	510	494	484	476	323	208	218	241

RATIO	4.83	5.20	4.66	3.94	2.73	3.01	2.55	2.18
RATIO (Excluding Deposit Interest)	8.27	9.41	8.69	7.14	4.45	5.06	4.40	4.00